Exhibit 99.1

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com (Ph: +91-40-4900 2135)	APARNA TEKURI aparnatekuri@drreddys.com (Ph: +91-40-4900 2446)

Dr. Reddy’s Q4 & FY20 Financial Results

Hyderabad, India, May 20, 2020: Dr. Reddy’s Laboratories Ltd. (BSE: 500124 | NSE: DRREDDY | NYSE: RDY) today announced its consolidated financial results for the fourth quarter and full year ended March 31, 2020 under International Financial Reporting Standards (IFRS).

Q4 Performance Summary	FY20 Performance Summary

Rs. 4,432 Cr

Revenue

[Up: 1% QoQ; Up: 10% YoY]

51.5%

Gross Margin

[Q3 FY20: 54.1%; Q4 FY19: 52.4%]

Rs. 1,218 Cr

SGNA expenses

[Down: 4% QoQ, Down: 1% YoY]

Rs. 419 Cr

R&D expenses

[9.5% of Revenues]

Rs. 1,001 Cr

EBITDA

[Down: 7% QoQ; Up: 14% YoY]

Rs. 714 Cr

Profit before Tax

[16.1% of Revenues]

Rs. 17,460 Cr

Revenue

[Up: 13% YoY]

53.8%

Gross Margin

[FY19: 54.2%]

Rs. 5,013 Cr

SGNA expenses

[Up: 3% YoY]

Rs. 1,541 Cr

R&D expenses

[8.8% of Revenues]

Rs. 4,643 Cr

EBITDA

[Up: 36% YoY]

Rs. 1,803 Cr *

Profit before Tax

[10.3% of Revenues]

* Excluding intangibles impairment of Rs. 1,677 Cr; Adjusted Profit before tax is Rs. 3,480 Cr (55% growth YoY)

 Commenting on the results, Co-Chairman and MD, GV Prasad said “FY 20 has been a very positive year for the company. Progress made during the year includes VAI status for CTO 6, healthy product pipeline build up, productivity improvement, and strong financial performance across our businesses”.

All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs. 75.39

Dr. Reddy’s Laboratories Limited and Subsidiaries

Consolidated Income Statement

	Q4 FY20		Q4 FY19		YoY	Q3 FY20		QoQ
Particulars	($)	(Rs.)	($)	(Rs.)	Gr %	($)	(Rs.)	Gr%
Revenues	588	44,318	533	40,166	10	581	43,838	1
Cost of Revenues	285	21,510	254	19,113	13	267	20,116	7
Gross Profit	303	22,808	279	21,053	8	315	23,722	(4)
Operating Expenses
Selling, General & Administrative expenses	162	12,177	163	12,294	(1)	168	12,670	(4)
Research and Development expenses	56	4,190	49	3,662	14	52	3,949	6
Impairment of non-current assets	0	7	1	82	(91)	175	13,200	(100)
Other operating income	(2)	(168)	(4)	(330)	(49)	(3)	(228)	(26)
Results from operating activities	88	6,602	71	5,345	24	(78)	(5,869)	(212)
Net finance income	(6)	(435)	(5)	(349)	25	(6)	(419)	4
Share of profit of equity accounted investees	(1)	(105)	(2)	(157)	(33)	(2)	(176)	(40)
Profit before income tax	95	7,142	78	5,851	22	(70)	(5,274)	(235)
Income tax	(7)	(500)	20	1,507	(133)	6	423	(218)
Profit for the period	101	7,642	58	4,344	76	(76)	(5,697)	(234)

Diluted Earnings Per Share (EPS)	0.61	46.01	0.35	26.16	76	(0.46)	(34.37)	(234)

As % to Revenues	Q4 FY20	Q4 FY19	Q3 FY20
Gross Profit	51.5	52.4	54.1
SG&A	27.5	30.6	28.9
R&D	9.5	9.1	9.0
EBITDA	22.6	22.0	24.5
PBT	16.1	14.6	(12.0)
PAT	17.2	10.8	(13.0)

EBITDA Computation

	Q4 FY20		Q4 FY19		Q3 FY20
Particulars	($)	(Rs.)	($)	(Rs.)	($)	(Rs.)
Profit before Income Tax	95	7,142	78	5,851	(70)	(5,274)
Interest (income) net*	(1)	(100)	(3)	(215)	(4)	(274)
Depreciation	28	2,080	28	2,136	28	2,130
Amortization	12	885	13	965	13	955
Impairment	0	7	1	82	175	13,200
EBITDA	133	10,013	117	8,819	142	10,737

* Includes income from Investments

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All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs. 75.39

Revenue Mix by Segment

	Q4 FY20	Q4 FY19	YoY	Q3 FY20	QoQ
Particulars	(Rs.)	(Rs.)	Growth %	(Rs.)	Growth %
Global Generics	36,398	30,384	20	35,927	1
North America	18,072	14,957	21	15,999	13
Europe	3,446	1,912	80	3,093	11
India	6,839	6,505	5	7,636	(10)
Emerging Markets	8,042	7,010	15	9,199	(13)
Pharmaceutical Services and Active Ingredients (PSAI)	7,195	6,765	6	6,906	4
Proprietary Products & Others	725	3,017	(76)	1,005	(28)
Total	44,318	40,166	10	43,838	1

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All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs. 75.39

Dr. Reddy’s Laboratories Limited and Subsidiaries

Consolidated Income Statement

	FY 20			FY 19			Growth
Particulars	($)	(Rs.)%		($)	(Rs.)%		%
Revenues	2,316	1,74,600	100.0	2,041	1,53,851	100.0	13
Cost of Revenues	1,069	80,591	46.2	934	70,421	45.8	14
Gross Profit	1,247	94,009	53.8	1,107	83,430	54.2	13
Operating Expenses
Selling, General & Administrative expenses	665	50,129	28.7	646	48,680	31.6	3
Research and Development expenses	204	15,410	8.8	207	15,607	10.1	(1)
Impairment of non-current assets	222	16,767	9.6	3	210	0.1	7884
Other operating income	(57)	(4,290)	(2.5)	(26)	(1,955)	(1.3)	119
Results from operating activities	212	15,993	9.2	277	20,888	13.6	(23)
Net finance income	(20)	(1,478)	(0.8)	(15)	(1,117)	(0.7)	32
Share of profit of equity accounted investees	(7)	(561)	(0.3)	(6)	(438)	(0.3)	28
Profit before income tax	239	18,032	10.3	298	22,443	14.6	(20)
Income tax	(19)	(1,466)	(0.8)	48	3,648	2.4	(140)
Profit for the period	259	19,498	11.2	249	18,795	12.2	4

Diluted Earnings Per Share (EPS)	1.56	117.40		1.50	113.09		4

EBITDA Computation

	FY 20		FY 19
Particulars	($)	(Rs.)	($)	(Rs.)
Profit before Income Tax	239	18,032	298	22,443
Interest (income) net*	(11)	(839)	(9)	(654)
Depreciation	115	8,640	111	8,362
Amortization	51	3,832	51	3,828
Impairment	222	16,767	3	210
EBITDA	616	46,431	453	34,189
EBITDA (% to revenues)		26.6		22.2

* Includes income from Investments

Key Balance Sheet Items

	As on 31st Mar, 2020		As on 31st Dec 2019		As on 31st Mar 2019
Particulars	($)	(Rs.)	($)	(Rs.)	($)	(Rs.)
Cash and cash equivalents and other investments	346	26,068	271	20,457	339	25,570
Trade receivables (current & non-current)	690	52,015	611	46,095	530	39,982
Inventories	465	35,066	501	37,746	445	33,579
Property, plant and equipment	694	52,332	699	52,709	717	54,088
Goodwill and Other Intangible assets	420	31,653	409	30,847	640	48,269
Loans and borrowings (current & non-current)	293	22,102	216	16,320	509	38,381
Trade payables	221	16,659	236	17,810	193	14,553
Equity	2,056	1,54,988	1,972	1,48,672	1,860	1,40,197

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All amounts in millions, except EPS	All US dollar amounts based on convenience translation rate of I USD = Rs. 75.39

Revenue Mix by Segment [Year on year]

	FY 20			FY 19			Growth
Particulars	($)	(Rs.)%		($)	(Rs.)%		%
Global Generics	1,832	1,38,123	79.1	1,630	1,22,903	79.9	12
North America		64,659			59,957		8
Europe		11,707			7,873		49
India		28,946			26,179		11
Emerging Markets		32,811			28,894		14
Pharmaceutical Services and Active Ingredients (PSAI)	342	25,747	14.7	320	24,140	15.7	7
Proprietary Products & Others	142	10,730	6.1	90	6,808	4.4	58
Total	2,316	1,74,600	100.0	2,041	1,53,851	100.0	13

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Response to COVID-19

We are taking all the protective measures in terms of ensuring the health and safety of our employees by following the physical distance norms, using protective gears, and other appropriate measures. Various initiatives have been undertaken to ensure that our manufacturing related operations continue unabated enabling us to serve our patients. A few products related to COVID-19 are under development. We are using digital channels for enabling work from home and reaching out to doctors, customers and vendors. We are also playing our part of contributing to the society by extending support through various CSR initiatives such as supporting the health care professionals and others with the PPE kits, masks, sanitizers, gloves besides providing food assistance to the marginal sections & migrant families.

Revenue Analysis [Q4 and full year FY 20]

Global Generics (GG)

•	Revenues from GG segment at Rs. 138.1 billion higher by 12% over FY 19, on account of growth across all our markets. There has been double digit growth in branded markets (India, Emerging markets) and turnaround in our generics business (NAG, Europe).

•	Q4 revenue at Rs. 36.4 billion, YoY growth of 20% and QoQ growth of 1%. The QoQ was driven by NAG & Europe partly offset by decline in India & Emerging Markets.

North America Generics (NAG)

•	Revenues from North America Generics for the year at Rs. 64.7 billion, YoY growth of 8%. The year was benefited by new launches, scale up of existing products and a favorable forex rate, which was partially offset by price erosion.

•	Revenues for Q4 at Rs. 18.1 billion, YoY growth of 21% and QoQ growth of 13%, supported by contribution from new product launches and increase in volumes for existing products. The volumes were higher partially due to COVID-19 related stocking up. During this quarter, we launched 5 new products – major ones being Naproxen and Esomeprazole Magnesium delayed-release tablets (gVimovo), Pyrimethamine Tablets (gDaraprim) and Naloxone HCL Injection (with CGT exclusivity).

•	As of 31st March 2020, cumulatively 99 generic filings are pending for approval with the USFDA (97 ANDAs and 2 NDAs under 505(b)(2) route). Out of the pending ANDAs, 54 are Para IVs, and we believe 30 have ‘First to File’ status.

India

•	Revenues from India for the year at Rs. 28.9 billion. Year-on-year growth of 11%, driven by improved realizations in base business, volume traction and new products launched during the year.

•	Revenues for Q4 at Rs. 6.8 billion, YoY growth of 5%, QoQ decline of 10%. The Q4 revenues were partially impacted due to logistics related disruptions caused by COVID-19 lock-downs.

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Emerging Markets (EM)

•	Revenues from Emerging Markets for the year at Rs. 32.8 billion, growth of 14%.

-	Revenues from Russia for the year at Rs. 16.9 billion, YoY growth of 10%. Growth was majorly driven by increase in volumes and improvement in realizations for some of our key molecules.

-	Revenues from other CIS countries and Romania for the year at Rs. 6.5 billion, YoY growth of 23%. Growth was on account of increase in volumes and new launches.

-	Revenues from Rest of World (RoW) territories for the year at Rs. 9.4 billion, YoY growth of 13%. Growth primarily on account of new launches and volume traction in key products, partially impacted by price erosion in certain markets.

•	Revenues for the quarter are Rs. 8.0 billion, YoY growth of 15%, QoQ decline of 13%.

-	Revenues for Russia for the Q4 at Rs. 3.9 billion, YoY growth of 8%, QoQ decline of 20%.

-	Revenues from other CIS countries and Romania for the quarter are Rs. 1.8 billion, YoY growth of 51%, QoQ decline of 2%.

-	Revenues from Rest of World (RoW) territories for this quarter are Rs. 2.3 billion, YoY growth of 6%, QoQ decline of 5%.

Europe

•	Revenues from Europe for the year at Rs. 11.7 billion. YoY growth of 49%, primarily on account of volume traction in base business and new product launches across our markets, including newer markets of France, Italy and Spain, which was partially offset by price erosion.

•	Revenues for Q4 at Rs. 3.4 billion, YoY growth of 80% and QoQ growth of 11%.

Pharmaceutical Services and Active Ingredients (PSAI)

•	Revenues from PSAI at Rs. 25.7 billion. Year-on-year growth of 7% largely driven by increase in volumes of key products of API business and favorable forex.

•	Revenues for Q4 at Rs. 7.2 billion, YoY growth of 6% and QoQ growth of 4%.

•	During the year, we have filed 10 DMFs in the US.

Proprietary Products (PP)

•	Revenues from PP for the year at Rs. 7.9 billion, YoY growth of 67%. During the year, we sold our US and select territory rights for ZEMBRACE® SYMTOUCH® (sumatriptan injection) 3 mg and TOSYMRA TM (sumatriptan nasal spray) 10 mg, of our Neurology franchise.

•	Revenues for Q4 are Rs. 2 million.

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Income Statement Highlights:

•	Gross profit margin for the year at 53.8%, declined by ~40 bps over previous year primarily on account of price erosions in the US, Europe and certain emerging markets and region mix. The decline was partially offset due to revenue recognized on the sale of rights for two PP Neuro products. Gross profit margin for GG and PSAI business segments are at 56.8% and 24.1% respectively.

•	Gross profit margin for the Q4 at 51.5% (GG: 55.9%, PSAI: 28.4%).

-	YoY basis the gross margin declined by ~90 bps, as in Q4 FY 19 we recognized revenue from sale of rights for three products of our PP Derma business

-	QoQ basis the gross margin declined by ~260 bps, primarily on account of (a) change in the business mix, (b) increase in inventory provisions / write-offs, and (c) impact of price erosion.

•	SG&A expenses for FY 20 at Rs. 50.1 billion, an increase of 3% on a YoY basis. SG&A expenses for Q4 at Rs. 12.2 billion, YoY decline of 1% and QoQ decline of 4%. SG&A as a % to sales for the full year improved by 290 bps as compared to FY19. Our focus on cost optimization and productivity improvement continue to yield positive results.

•	Impairment charge at Rs. 16.8 billion in FY 20, which were taken considering the triggers which occurred during the year.

•	Research & development (R&D) expenses at Rs. 15.4 billion. As % to Revenues – FY20: 8.8% | FY 19: 10.1%. Focus continues on building complex generics, bio-similars and differentiated products pipeline. R&D expenses for Q4 at Rs. 4.2 billion, as % to revenues stood at 9.5%.

•	Other operating income for the year at Rs. 4.3 billion compared to Rs. 2.0 billion in FY19. The increase is primarily on account of Rs. 3.5 billion received from Celgene pursuant to a settlement agreement in Canada.

•	Net Finance income for the year at Rs. 1.5 billion compared to Rs. 1.1 billion in FY19. The increase is primarily on account of higher foreign exchange gain in current year as compared to FY19. Net finance income in Q4 is Rs. 0.4 billion.

•	Profit before Tax for the year at Rs. 18.0 billion, impacted by Rs. 16.8 billion of impairment charge. Adjusted for it, the profit before tax is at Rs. 34.8 billion. Profit before Tax for Q4 is at Rs. 7.1 billion.

•	Profit after Tax for the year at Rs. 19.5 billion and for Q4 at Rs. 7.6 billion, which are higher than profit before tax, majorly due to recognition of MAT credit and creation of deferred tax assets, in line with the requirements of accounting standards.

•	Diluted earnings per share for the year is at Rs. 117.4. Diluted earnings per share for Q4 is at Rs. 46.0

•	Capital expenditure for FY20 is at Rs. 4.8 billion. Capital expenditure for Q4 FY20 is at Rs. 1.5 billion.

•	The Board has recommended payment of a dividend of Rs. 25 per equity share of face value Rs 5/- each (500% of face value) for the year ended March 31, 2020 subject to approval of members.

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Earnings Call Details (05:15 pm IST, 07:45 am EDT, May 20, 2020)

The Company will host an earnings call to discuss the performance and answer any questions from participants.

Audio conference Participants can dial-in on the numbers below:

Universal Access Number:	+91 22 6280 1219
Secondary number:	+91 22 7115 8120

Local Access number:	+91 70456 71221

 (Available all over India)

International Toll Free Number	USA	1 866 746 2133
	UK	0 808 101 1573
	Singapore	800 101 2045
	Hong Kong	800 964 448

Playback of call:	+91 22 7194 5757, +91 22 6663 5757
Conference ID:	74886

Transcript of the event will be available at www.drreddys.com. The play back will be available after the earnings call, till May 27th, 2020.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganisation , including related integration issues, (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2019. The company assumes no obligation to update any information contained herein.

The company assumes no obligation to update any information contained herein.

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